March 20, 2007

Via EDGAR and Overnight Courier

Ms. Kathleen Collins
Mr. Patrick Gilmore
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VA Software Corporation
Form 10-K for the Fiscal Year Ended
July 31, 2006
Filed October 16, 2006
File No. 000-28369

Dear Ms. Collins:

This letter is being submitted on behalf of VA Software Corporation (“we”, the “Company” the “Registrant”, or “VA Software”), in response to the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated March 8, 2007, relating to the Company’s Form 10-K filed October 16, 2006 and Forms 8-K filed August 29, 2006, November 28, 2006, December 4, 2006 and February 22, 2007. In this letter we have recited the Staff’s comments in bold type above our responses to such comments.

Form 10-K filed October 16, 2006

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 52

1.
Please refer to comment 1 in our letter dated January 30, 2007. We have reviewed your response and note that for agreements that have a contract term and provide for monthly minimum guarantees, you recognize revenue based on actual deliveries and if the monthly minimum guarantees have not been delivered, the Company would not recognize revenue under the agreement. If a monthly minimum guaranteed impression is not met, help us understand how this affects your revenue recognition under the contract. In this regard, clarify how you compensate customers where monthly minimum guaranteed impressions are not met (e.g. whether an additional month of impressions is provided to the customer under the contract, whether additional impressions are provided to the customer in the following month, etc. ). Additionally, clarify whether the guaranteed minimum impressions remain the same each month throughout the contract and if not, how this affects your revenue recognition policy. Please advise.

Response:

For those agreements which provide for a monthly fee in exchange for a guaranteed number of impressions, we would not recognize any revenue unless we have delivered all items guaranteed under the agreement.

Our arrangements generally provide for impressions to be delivered evenly each month of the arrangement. Most of these arrangements provide for payment as impressions are delivered and, to the extent any impressions are not delivered in any given month, allow the Company to deliver impressions in a subsequent period (“make-good”). In all instances, the Company will only recognize revenue for those impressions which are delivered in any given period under the arrangement and recognize the revenue associated with any make-good impressions in the period during which the make-good impressions are actually delivered.

As noted above, our arrangements generally provide for a constant number of impressions to be delivered each month; however, there are instances where the customer may request an un-even distribution of impressions. In this event, the Company will recognize revenue as the impressions are delivered in accordance with the arrangement.

2.
As relates to your hosting arrangements, tell us whether these arrangements include any up-front fees charged to customers, and if so, clarify the nature of the up-front fee and how the related revenue is recognized. Similarly, clarify whether you incur any set-up costs or acquisition costs associated with your arrangements and if so, tell us how you are accounting for such costs.

Response:

We do not charge our customers any up-front fees on their hosting arrangements. Our acquisition costs associated with hosting arrangements include a small amount of our purchasing department’s time to generate a purchase order for the hosting company’s services and the set-up efforts are limited to ensuring that the hosting company has set-up the environment. Once the system is operational, the customer is notified and provided with information regarding how to access the system. The costs to perform these services are not significant and are charged to expense as incurred.

Forms 8-K files August 29, 2006, November 28, 2006, December 4, 2006 and February 22, 2007

3.
Please refer to comment 7 in our letter dated January 30, 2007. We note in your response your reference to Exhibit A although it is not attached to your response letter. However, we have reviewed your Form 8-K filed February 22, 2007 which appears to include your revised disclosure as it relates to your non-GAAP measures. Based on your revised disclosure, we reissue part of our previous comment to explain in your disclosure what you mean by “core” operating results. In this regard, if you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your “core” operating results.

Response:

The Company respectfully acknowledges the Staff’s comment and appreciates the Staff’s willingness to review our Form 8-K filed on February 22, 2007 and the revised non-GAAP measures disclosures contained therein. The Company supplementally advises the Staff that when used by the Company, the term “core” operating performance refers to our operating performance from a GAAP less non-cash items perspective. The Company defines its “core” operating results as the revenue recorded in a particular period less expenses that are directly related to the revenue recorded or intended to drive operating income in that period. The Company excludes non-cash charges for stock-based compensation and amortization of intangible assets from what it considers its “core” operating results because the decisions that gave rise to these expenses were not made in an effort to drive operating income in a particular period, but rather were made for the long-term benefit of the Company over multiple periods and, as a result, the Company does not consider these charges as indicative of current operational performance as viewed by management and the Company’s investors. The Company believes that the exclusion of non-cash charges relating to stock-based compensation and amortization of intangible assets provides investors with the ability to compare our operating performance between various periods without the distortion of these charges, in the same manner that management reviews these non-GAAP financial measures to assess our overall performance. To the extent that the Company uses the term “core” operating results in future Forms 8-K, we will ensure that this term is adequately defined and that the exclusion of particular items from “core” operating results is sufficiently explained.

In connection with VA Software’s responses to the Staff’s comments, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

We would like to discuss these comments and responses at your earliest convenience. David J. Segre at Wilson Sonsini Goodrich and Rosati, P.C., can be reached at (650) 320-4554, and I can be reached at (510) 687-7074. Please feel free to contact either of us.

Sincerely,

VA SOFTWARE CORPORATION

/s/ PATRICIA S. MORRIS
PATRICIA S. MORRIS

Enclosures
cc:	Jeffrey Chalmers
Jay Seirmarco
Linda Chan
David J. Segre